Exhibit 1

Transactions in Shares of the Issuer since the Filing of Amendment No. 6 to the Schedule 13D
(all purchases and sales effected on the NASDAQ except as indicated below)

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Findell Capital Management LLC

Purchase of Common Stock	20,000	6.1732	03/24/2025
Purchase of Common Stock	30,000	5.9308	03/25/2025